WaveEdge Partners, LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended
December 31, 2025

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65863

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **WaveEdge Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5 Ranch Road

(No. and Street)

Woodside	CA	94062
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Selig	415-577-7783	john.selig@waveedgecap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Advisory, LLP

(Name – if individual, state last, first, and middle name)

A-94/9 Wazirpur Industrial Area	Main Ring Road	Delhi	INDIA 1100052
(Address)	(City)	(State)	(Zip Code)
2/10/2009		3223	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __John Selig__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __WaveEdge Parnters, LLC__, as of __December 31__, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Partner

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

_______________________ *Signature of Document Signer No. 1*
_______________________ *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN MATEO

Subscribed and sworn to (or affirmed) before me on this 27 day of MARCH, 20 26,
Date *Month* *Year*
by
(1) JOHN SELEG
(and (2) ————),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MAULIK ANIL PANDIT
COMM. #2426281
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
My Comm. Exp. Dec. 10, 2026

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ANNUAL REPORTS Document Date: 03-27-2026

Number of Pages: _____ Signer(s) Other Than Named Above: ____________



MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of WaveEdge Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the WaveEdge Partners, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2019.

New Delhi, India
Date: March 27, 2026



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

WaveEdge Partners, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$22,035
Prepaid Assets	$2,500
Accounts Receivable	$1,250
Total Assets	**$25,785**

Liabilities and Member's Equity

Liabilities

Accounts Payable	$125
Accrued Expenses	$1,897
Total Liabilities	**$2,022**

Member's Equity

Member's Equity	$23,763
Total Member's Equity	**$23,763**

Total Liabilities and Member's Equity	**$25,785**

WaveEdge Partners, LLC
Notes to Financial Statements
December 31, 2025

Note 1 - Organization and Nature of Business

WaveEdge Partners, LLC, (the "Company"), is a Delaware Limited Liability Company, formed February 27, 2003 and approved by the NASD on October 16, 2003 to operate as a broker/dealer. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC); the Financial Industry Regulatory Authority (FINRA); and the Securities Investor Protection Corporation (SIPC) and is engaged in the business of Investment banking and conducting private placements of securities. The company does not hold funds or securities. The Company has operated under its former names, WCP Securities, LLC (from 2010-2012); Skyline Capital Securities, LLC (from 2012 – 2014); and Mavericks Capital Securities, LLC (2014 – 2017).

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company is engaged in business as a securities broker/dealer, which comprises the following classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placements of securities

Use of Estimates – The company prepares its financial statements on the accrual basis of accounting, in conformity with generally accepted accounting principles (GAAP). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. These estimates also impact the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Based upon the income reported, Investment banking fees are contingent on and recognized upon the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Private placement revenue is recognized on the closing date of

the transaction. The Company considers revenue to be generated when the BD satisfies a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exits; b) The Fee is fixed or able to be determinable; c) Performance has occurred; and d) Collectability is reasonably assured. Revenue is recorded when payment is received and deposited.

Income Taxes – The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes, the Company is treated like a partnership. Therefore, in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although it also imposes a provision for a variable fee based on gross California receipts in excess of $250,000 and an annual LLC tax of $800. The State of Delaware imposes an annual LLC tax of $300.

The State of California also has a pass-through entity elective tax option which allows the entity to pay, at the flat rate of 9.3%, state taxes on income that normally would only be taxed at the Member level, resulting in lower net income for the Members' federal tax returns and a tax credit on the Members' state tax returns.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities for three years and four years respectively after the tax returns are filed.

Segment Reporting – The Company is engaged in a single line of business as a broker-dealer which comprises several classes of services, including M&A advisory and sale of equity. The Company has identified its President/ CFO as the chief operating decision maker ("CODM") who uses amounts in the Company's checking account and cash flow estimates from fees from current client engagements, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using

information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (see Note 2). The Company no revenue during the year ended December 31, 2025, there were only reimbursement expenses of $6,690. The significant expenses of the segment are reported on the accompanying income statement of this report.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Provision for Taxes

The Company is treated as a partnership for federal tax purposes. All tax effects of the Company's income or loss are passed through to its members. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

Till the filing of return for year ended December 31, 2024, the Company was considered as disregarded entity for federal tax purposes. However, at the time of filing the tax return for FY 2024, the Company decided to discontinue the status of disregarded entity.

The Company has incurred losses during the year ended December 31st, 2025 and in the absence of any virtual certainty, the company has not recognized any Deferred Tax Assets.

The State of California requires limited liability companies to pay an annual $800 LLC tax plus a fee based on gross California revenue over $250,000. The Company pays a $300 LLC Tax to the State of Delaware. The accompanying financial statements include the $800 LLC and $300 LLC fees.

The State of California also has a pass-through entity elective tax option which allows the entity to pay, at the flat rate of 9.3%, state taxes on income that normally would only be taxed only at the Member level, resulting in lower net income for the Members' federal tax returns and a tax credit on the Members' state tax returns.

Note 4 – Recent Pronouncements– Leases

The FASB issued in December 2018 an update to Leases (Topic 842)

regarding certain accounting of sales taxes, lessor costs and variable payments. The Company is neither a Lessee nor Lessor so the provisions of FASB Topic 842 have no effect on the financial statements.

Note 5 – Recent Accounting Pronouncements – Segment Reporting

FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2025.

FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

There were no other new accounting pronouncements during the year ended December 31, 2025 that we believe would have a material impact on our financial position or results of operations.

Note 5 – Related Party Transactions

During the twelve months ending December 31, 2025, the members of the Company had made a contribution amounting to $287,300. Further, The Firm does not have an Expense-Sharing Arrangement and has not conducted any transactions with an affiliate during the year.

Note 6 – Subsequent Events

Management has reviewed the results of operations for the period of time from

its year end December 31, 2025 through March 27, 2026, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements. No other subsequent events occurred, the nature of which would require disclosure.